UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended June 30, 2011.

2.	Management’s Discussion and Analysis for the three months ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: August 3, 2011

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three months ended June 30, 2011

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	June 30, 2011	March 31, 2011
Assets
Current assets
Cash and cash equivalents	$958	$722
Accounts receivable, net (allowance for doubtful accounts of $30, March 31, 2011—$30)	89,764	128,482
Unbilled revenue (note 5)	117,460	102,939
Inventories	11,023	7,735
Prepaid expenses and deposits	11,449	8,269
Investment in and advances to unconsolidated joint venture (note 6)	2,085	1,488
Deferred tax assets	1,262	1,729
	234,001	251,364
Other assets	25,027	26,908
Property, plant and equipment, net (accumulated depreciation of $192,412, March 31, 2011—$183,357)	318,930	321,864
Goodwill	32,901	32,901
Deferred tax assets	50,269	49,920
Total Assets	$661,128	$682,957
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$90,480	$86,053
Accrued liabilities	27,047	32,814
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,084	2,004
Current portion of capital lease obligations	4,571	4,862
Current portion of term facilities (note 7(b))	10,000	10,000
Current portion of derivative financial instruments (note 10)	2,201	2,474
Deferred tax liabilities	25,330	27,612
	160,713	165,819
Capital lease obligations	3,392	3,831
Long term debt (note 7(a))	288,893	286,970
Derivative financial instruments (note 10)	8,990	9,054
Other long term obligations	18,187	25,576
Deferred tax liabilities	42,760	44,441
	522,935	535,691
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2011 – 36,249,086 (March 31, 2011 – 36,242,526 ) (note 8(a))	304,896	304,854
Additional paid-in capital	7,007	7,007
Deficit	(173,640)	(164,536)
Accumulated other comprehensive loss	(70)	(59)
	138,193	147,266
Total liabilities and shareholders’ equity	$661,128	$682,957
Contingencies (note 14)

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

`	Three months ended June 30,
	2011	2010
Revenue	$194,023	$183,594
Project costs	94,809	77,277
Equipment costs	62,614	65,003
Equipment operating lease expense	20,393	17,491
Depreciation	9,596	8,203
Gross profit	6,611	15,620
General and administrative expenses	10,601	13,729
Loss (gain) on disposal of property, plant and equipment	398	(4)
Amortization of intangible assets	1,878	588
Equity in (earnings) loss of unconsolidated joint venture (note 6)	(597)	243
Operating (loss) income before the undernoted	(5,669)	1,064
Interest expense, net (note 9)	7,377	7,729
Foreign exchange gain	(85)	(1,697)
Realized and unrealized (gain) loss on derivative financial instruments (note 10)	(337)	3,008
Loss on debt extinguishment	–	4,346
Loss before income taxes	(12,624)	(12,322)
Income taxes (benefit) (note 11(c)):
Current	235	1,228
Deferred	(3,845)	(3,241)
Net loss	(9,014)	(10,309)
Other comprehensive loss
Unrealized foreign currency translation loss	(11)	–
Comprehensive loss	(9,025)	(10,309)
Net loss per share – basic (note 8(b))	$(0.25)	$(0.29)
Net loss per share – diluted (note 8(b))	$(0.25)	$(0.29)

See accompanying notes to interim consolidated financial statements.

3

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balance at March 31, 2010	$303,505	$7,439	$(129,886)	$–	$181,058
Net loss	–	–	(10,309)	–	(10,309)
Share option plan	–	405	–	–	405
Deferred performance share unit plan	–	5	–	–	5
Reclassification on exercise of stock options	24	(24)	–	–	–
Issued upon exercise of stock options	64	–	–	–	64
Balance at June 30, 2010	$303,593	$7,825	$(140,195)	$–	$171,223
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	–	–	(9,014)	–	(9,014)
Unrealized foreign currency translation loss	–	–	–	(11)	(11)
Share option plan	–	388	–	–	388
Reclassified to restricted share unit liability	–	(121)	–	–	(121)
Stock award plan	–	97	–	–	97
Reclassification on exercise of stock options	14	(14)	–	–	–
Issued upon exercise of stock options	28	–	–	–	28
Repurchase of shares to settle stock award plan	–	(350)	(90)	–	(440)
Balance at June 30, 2011	$304,896	$7,007	$(173,640)	$(70)	$138,193

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30,
	2011	2010
Cash provided by (used in):
Operating activities:
Net loss for the period	$(9,014)	$(10,309)
Items not affecting cash:
Depreciation	9,596	8,203
Equity in (earnings) loss of unconsolidated joint venture (note 6)	(597)	243
Amortization of intangible assets	1,878	588
Amortization of deferred lease inducements	(27)	(27)
Amortization of deferred financing costs (note 9)	433	526
Loss (gain) on disposal of property, plant and equipment	398	(4)
Realized and unrealized foreign exchange gain on 8 3/4% senior notes	–	(732)
Unrealized (gain) loss on derivative financial instruments	(337)	3,008
Loss on debt extinguishment	–	4,346
Stock-based compensation expense (note 13(a))	(3,085)	839
Cash settlement of restricted share unit plan (note 13(e))	(318)	–
Settlement of stock award plan (note 13(g))	(440)	–
Accretion of asset retirement obligation	10	8
Deferred income taxes benefit	(3,845)	(3,241)
Net changes in non-cash working capital (note 11(b))	7,328	12,356
	1,980	15,804
Investing activities:
Purchase of property, plant and equipment	(1,738)	(8,786)
Additions to intangible assets	(802)	(571)
Investment in and advances to unconsolidated joint venture (note 6)	–	(541)
Proceeds on disposal of property, plant and equipment	32	60
	(2,508)	(9,838)
Financing activities:
Repayment of credit facilities	(28,077)	(2,500)
Increase in credit facilities	30,000	50,000
Financing costs	(60)	(7,704)
Redemption of 8 3/4% senior notes	–	(202,410)
Issuance of Series 1 Debentures	–	225,000
Settlement of swap liabilities	–	(91,125)
Proceeds from stock options exercised (note 13(b))	28	64
Repayment of capital lease obligations	(1,116)	(1,428)
	775	(30,103)
Increase (decrease) in cash and cash equivalents	247	(24,137)
Effect of exchange rate on changes in cash and cash equivalents	(11)	–
Cash and cash equivalents, beginning of period	722	103,005
Cash and cash equivalents, end of period	$958	$78,868

Supplemental cash flow information (note 11(a))

See accompanying notes to interim consolidated financial statements.

5

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2011

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2. Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.

3. Recent accounting pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements during the three months ended June 30, 2011, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K/A, that are of significance, or of potential significance to the Company.

4. Issued accounting pronouncements not yet adopted

Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRSs. For the Company, this ASU is effective for the interim period beginning April 1, 2012. The adoption of this standard is not anticipated to have a material effect on the Company’s consolidated financial statements.

5. Unbilled revenue

As of June 30, 2011, an amount of $79,781 (March 31, 2011—$72,025) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2011, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

6. Investment in and advances to unconsolidated joint venture

The Company was engaged in a joint venture, Noramac Joint Venture (JV), of which the Company had joint control (50% proportionate interest). The JV was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company owned a 49% interest in Noramac Ventures Inc., a nominee company established by the two joint venture partners. On March 25, 2011, the Company and its joint venture partner decided to wind up Noramac Ventures Inc. and terminate the joint venture. At June 30, 2011, the assets and liabilities of the joint venture are stated at the lower of carrying value and fair market value less costs to sell. The difference between carrying value and fair market value of assets and liabilities was recognized in the income statement of the joint venture during the three months ended June 30, 2011.

6

NAEP

As of June 30, 2011, the Company’s investment in and advances to the unconsolidated joint venture totalled $2,085 (March 31, 2011 – $1,488). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

	June 30, 2011	March 31, 2011
Current assets	$8,864	$8,328
Current liabilities	13,217	13,875

	Three months ended June 30,
	2011	2010
Gross revenues	$1,370	$4,346
Gross profit	1,370	359
Net income (loss)	1,194	(486)
Equity in earnings (loss) of unconsolidated joint venture	$597	$(243)

7. Long term debt

a) Long term debt is as follows:

	June 30, 2011	March 31, 2011
Credit facilities (note 7(b))	$63,893	$61,970
Series 1 Debentures (note 7(c))	225,000	225,000
	$288,893	$286,970

b) Credit Facilities

	June 30, 2011	March 31, 2011
Term A Facility	$23,761	$24,698
Term B Facility	42,185	43,748
Revolving Facility	7,947	3,524
Total credit facilities	$73,893	$71,970
Less: current portion of term facilities	(10,000)	(10,000)
	$63,893	$61,970

As of June 30, 2011, the Company had outstanding borrowings of $65.9 million (March 31, 2011 – $68.4 million) under the term facilities, $7.9 million (March 31, 2011—$3.5 million) under the Revolving Facility and had issued $16.6 million (March 31, 2011 – $12.3 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $60.5 million at June 30, 2011.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at June 30, 2011 was 5.89%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and is expected to remain in compliance throughout the fiscal year ending March 31, 2012. The Company considers it probable that they will be in compliance with these covenants throughout the fiscal year ending March 31, 2012.

7

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

8. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at March 31, 2011	36,242,526	$304,854
Issued upon exercise of stock options	6,560	28
Transferred from additional paid-in capital on exercise of stock options	—	14
Issued and outstanding at June 30, 2011	36,249,086	$304,896

b) Net loss per share

	Three months ended June 30,
	2011	2010
Net loss available to common shareholders	$(9,014)	$(10,309)
Weighted average number of common shares	36,247,358	36,056,988
Basic net loss per share	$(0.25)	$(0.29)

	Three months ended June 30,
	2011	2010
Net loss available to common shareholders	$(9,014)	$(10,309)
Weighted average number of common shares	36,247,358	36,056,988
Dilutive effect of stock options and stock award plan	—	—
Weighted average number of diluted common shares	36,247,358	36,056,988
Diluted net loss per share	$(0.25)	$(0.29)

For the three months ended June 30, 2011, there were 1,632,114 and 100,000 stock options and stock awards respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended June 30, 2010 – 915,572 stock options).

9. Interest expense

	Three months ended June 30
	2011	2010
Interest on 8 3/4% senior notes and swaps	$–	$1,147
Interest on capital lease obligations	138	208
Amortization of deferred financing costs	433	526
Interest on credit facilities	1,462	1,057
Interest on Series 1 Debentures	5,133	4,734
Interest on long term debt	$7,166	$7,672
Other interest	211	57
	$7,377	$7,729

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10. Derivative financial instruments

June 30, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$5,622
Embedded price escalation features in certain long term supplier contracts	5,569
$11,191
Less: current portion	(2,201)
$8,990

March 31, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$5,877
Embedded price escalation features in certain long term supplier contracts	5,651
$11,528
Less: current portion	(2,474)
$9,054

The realized and unrealized (gain) loss on derivative financial instruments is comprised as follows:

	Three months ended June 30,
	2011	2010
Realized and unrealized loss on cross-currency and interest rate swaps	$–	$2,111
Unrealized gain on embedded price escalation features in a long term customer construction contract	(255)	(750)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(82)	1,647
	$(337)	$3,008

11. Other information

a) Supplemental cash flow information

	Three months ended June 30,
	2011	2010
Cash paid during the period for:
Interest	$11,976	$16,820
Income taxes	1,142	601
Cash received during the period for:
Interest	357	767
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	386	47
Net change in accounts payable related to purchase of property, plant and equipment	4,968	(2,728)

b) Net change in non-cash working capital

	Three months ended June 30,
	2011	2010
Operating activities:
Accounts receivable, net	$38,718	$21,959
Unbilled revenue	(14,521)	(5,582)
Inventories	(3,288)	(4,726)
Prepaid expenses and deposits	(2,748)	(3,431)
Accounts payable	(541)	7,739
Accrued liabilities	(7,686)	(5,430)
Long term portion of liabilities related to equipment leases	(1,686)	374
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(920)	1,453
	$7,328	$12,356

9

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, effect of permanent differences, effect of changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008. Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates and the realization of capital loss on the extinguishment of the 8 3/4% senior notes and the cross-currency swap.

12. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It also designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2011. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics based on the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

Three months ended June 30, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$163,391	$31,534	$(902)	$194,023
Depreciation of property, plant and equipment	6,576	331	89	6,996
Segment profits	21,781	2,589	(1,948)	22,422
Capital expenditures	351	151	674	1,176

Three months ended June 30, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$163,609	$19,146	$839	$183,594
Depreciation of property, plant and equipment	5,809	639	20	6,468
Segment profits	22,247	1,394	(723)	22,918
Capital expenditures	5,897	1,193	348	7,438

June 30, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$407,712	$126,122	$21,072	$554,906

March 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$423,947	$116,623	$37,053	$577,623

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c) Reconciliations

i) Loss before income taxes

	Three months ended June 30,
	2011	2010
Total profit for reportable segments	$22,422	$22,918
Less: unallocated corporate items:
General and administrative expenses	10,601	13,729
Loss on disposal of property, plant and equipment	398	(4)
Amortization of intangible assets	1,878	588
Equity in (earnings) loss of unconsolidated joint venture	(597)	243
Interest expense, net	7,377	7,729
Foreign exchange gain	(85)	(1,697)
Realized and unrealized (gain) loss on derivative financial instruments	(337)	3,008
Loss on debt extinguishment	–	4,346
Unallocated equipment costs (i)	15,811	7,298
Loss before income taxes	$(12,624)	$(12,322)
(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	June 30, 2011	March 31, 2011
Corporate assets:
Cash and cash equivalents	$958	$722
Property, plant and equipment	23,146	24,831
Deferred tax assets	51,531	51,649
Other	30,587	28,132
Total corporate assets	$106,222	$105,334
Total assets for reportable segments	554,906	577,623
Total assets	$661,128	$682,957

The Company’s goodwill of $32,901 is assigned to the Piling segment. All of the Company’s assets are located in Canada and the United States.

iii) Depreciation of property, plant and equipment

	Three months ended June 30,
	2011	2010
Total depreciation for reportable segments	$6,996	$6,468
Depreciation for corporate assets	2,600	1,735
Total depreciation	$9,596	$8,203

iv) Capital expenditures for long-lived assets

	Three months ended June 30,
	2011	2010
Total capital expenditures for reportable segments	$1,176	$7,438
Capital expenditures for corporate assets	1,364	1,919
Total capital expenditures for long-lived assets	$2,540	$9,357

11

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three months ended June 30,
	2011	2010
Customer A	34%	40%
Customer B	18%	30%
Customer C	13%	5%
Customer D	12%	7%

The revenue by major customer was earned by the Heavy Construction and Mining segment.

e) Geographic information

The geographic information for the Company as at and for the three months ended June 30, 2011 is as follows:

	Revenue	Long-lived assets
Canada	$193,234	$376,763
United States	789	95
	$194,023	$376,858

13. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended June 30,
	2011	2010
Share option plan (note 13(b))	$388	$405
Senior executive stock option plan (note 13(c))	(2,403)	–
Deferred performance share unit plan (note 13(d))	–	5
Restricted share unit plan (note 13(e))	320	303
Director’s deferred stock unit plan (note 13(f))	(1,487)	126
Stock award plan (note 13(g))	97	–
	$(3,085)	$839

b) Share option plan

	Three months ended June 30,
	2011		2010
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,647,474	9.25	2,250,804	7.84
Granted	–	–	–	–
Exercised (i)	(6,560)	(4.29)	(12,760)	(5.00)
Forfeited	(8,800)	(9.92)	(800)	(13.50)
Outstanding, end of period	1,632,114	9.27	2,237,244	7.85

(i)	All stock options exercised resulted in new common shares being issued (note 8(a));

Cash received from the option exercises for the three months ended June 30, 2011 was $28 (three months ended June 30, 2010 – $64).

At June 30, 2011, the weighted average remaining contractual life of outstanding options is 6.6 years (March 31, 2011 – 6.8 years). The fair value of options vested during the three months ended June 30, 2011 was $609 (June 30, 2010 – $1,092). At June 30, 2011, the Company had 894,922 exercisable options (March 31, 2011 – 830,482) with a weighted average exercise price of $8.68 (March 31, 2011 – $8.52).

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c) Senior executive stock option plan

The weighted average assumptions used in estimating the fair value of the 550,000 vested senior executive stock options as at June 30, 2011 are as follows:

Number of senior executive stock options	550,000
Weighted average fair value per option granted ($)	4.93
Weighted average assumptions:
Dividend yield	Nil%
Expected volatility	74.98%
Risk-free interest rate	1.23%
Expected life (years)	3.9

d) Deferred performance share unit plan

On April 1, 2011, the Company converted 262,737 and 128,665 Deferred Performance Share Units (“DPSUs”) into Restricted Share Units (“RSUs”) for the April 1, 2009 and March 31, 2010 grants at a conversion factor of 50% and 75% respectively (note 13(e)).

	Three months ended June 30,
	2011	2010
Outstanding, beginning of period	432,519	507,295
Granted	–	–
Expired	(41,117)	–
Forfeited	–	(3,294)
Converted to RSUs (note 13(e))	(391,402)	–
Outstanding, end of period	–	504,001

e) Restricted share unit plan

On April 1, 2011, the Company converted the April 1, 2009 and March 31, 2010 DPSUs (note 13(d)) into RSUs at a conversion factor of 50% and 75% respectively.

	Three months ended June 30,
	2011	2010
Outstanding, beginning of period	382,476	468,815
Granted	520,086	–
Exercised	(27,850)	–
Forfeited	(25,546)	(15,564)
Converted from DPSUs (note 13(d))	227,875	–
Outstanding, end of period	1,077,041	453,251

At June 30, 2011, current portion of RSUs liabilities of $1,919 were included in accrued liabilities (March 31, 2011—$nil) and long term portion of RSUs liabilities of $837 were included in other long term obligations (March 31, 2011—$2,633) in the Consolidated Balance Sheet. During the three months ended June 30, 2011, 27,850 units vested and were settled in cash for $318. The weighted average remaining contractual life of the RSUs outstanding was 2.0 years (March 31, 2011 – 1.3 years).

At June 30, 2011, the redemption value of these units was $7.00/unit (March 31, 2011 – $11.96/unit).

Using the redemption value of $7.00/unit at June 30, 2011, there was approximately $4,851 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.0 years (March 31, 2011 – 1.3 years).

f) Director’s deferred stock unit plan

	Three months ended June 30,
	2011	2010
Outstanding, beginning of period	337,018	263,266
Issued	26,573	20,889
Outstanding, end of period	363,591	284,155

13

At June 30, 2011, the redemption value of these units was $7.00/unit (March 31, 2011 – $11.96/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

g) Stock award plan

During the three months ended June 30, 2011, 50,000 stock awards vested and were settled in common shares purchased on the open market for $440. The weighted average remaining contractual life of outstanding Stock Award Plan units is 0.6 years (March 31, 2011 – 0.6 years). As at June 30, 2011, there was approximately $173 (March 31, 2011 – $270) of total unrecognized compensation cost related to non–vested share–based payment arrangements under the stock award plan, which is expected to be recognized over a weighted average period of 0.6 years (March 31, 2011 – 0.6 years).

14. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

15. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

16. Claims revenue

At June 30, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment and the Piling segment had approximately $0.7 million and $1.0 million in claims revenue recognized to the extent of costs incurred respectively.

17. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

14

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three months ended June 30, 2011

NAEP

1

2011

Management’s Discussion and Analysis

A. EXPLANA TORY NOTES

August 3, 2011

The following Management’s Discussion and Analysis (MD&A) is as of August 3, 2011 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended June 30, 2011 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2011, together with our annual MD&A for the year ended March 31, 2011. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current fiscal year to that of the preceding fiscal year(s). We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”). Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract, for the three months and fiscal year ended March 31, 2011 (discussed in the “Explanatory Notes — Significant Business Event” section of this MD&A, below) and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit agreement. As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; or

•	reflect any cash requirements for assets being depreciated or amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

[1]	Canadian Natural Resources Limited (Canadian Natural).

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NAEP

SIGNIFICANT BUSINESS EVENT

As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2011, we recorded a $42.5 million writedown for the three months and year ended March 31, 2011 related to the long-term overburden removal contract between our subsidiary, North American Construction Group Inc. (NACG) and Canadian Natural, for the Horizon Oil Sands mine near Fort McMurray, Alberta. The reduction of revenue on this contract (the “revenue writedown”) reduced the total contract revenue to the extent of total costs incurred, representing a zero profit margin on the contract and reduced unbilled revenue by the same amount.

The unit-price contract with Canadian Natural includes certain escalation indices, which were intended to adjust pricing annually to reflect changes in economic conditions over the ten-year term of the contract. It is our position that the actual inflationary environment in Fort McMurray has varied significantly as compared to the indices per the contract, resulting in a negative financial impact to us. We have formed a joint working group with Canadian Natural that will be responsible for identifying indices that will more closely reflect the inflationary conditions that have occurred in the market place. The working group has been meeting to discuss the relevant facts and we are hopeful that this group will deliver recommendations by the target date of August 31, 2011 and that we will come to a resolution on this issue by late Fall, 2011. The recommended new indices will apply both prospectively and retrospectively.¿

Until we are assured beyond a reasonable doubt that the escalation indices have been authorized by Canadian Natural, revenue on the long-term overburden removal contract with Canadian Natural will continue to be recognized only to the extent of costs incurred.¿

Although we believe the acceptance of the revised indices to be probable, if the review of the indices being undertaken by the working group does not support our position or if the parties are not able to agree upon the appropriate adjustments, a further revenue writedown may be required in respect of all or a portion of unbilled revenue of up to $79.8 million related to the contract, in which event we will pursue any remedies we may have available to us.

B. FINANCIAL RESULTS

SUMMARY OF CONSOLIDATED THREE MONTHS RESULTS

	Three Months Ended June 30,
(dollars in thousands, except per share amounts)	2011	% of Revenue	2010	% of Revenue	Change
Revenue	$194,023	100.0%	$183,594	100.0%	$10,429
Project costs	94,809	48.9%	77,277	42.1%	17,532
Equipment costs	62,614	32.3%	65,003	35.4%	(2,389)
Equipment operating lease expense	20,393	10.5%	17,491	9.5%	2,902
Depreciation	9,596	4.9%	8,203	4.5%	1,393
Gross profit	6,611	3.4%	15,620	8.5%	(9,009)
General and administrative expenses	10,601	5.5%	13,729	7.5%	(3,128)
Operating (loss) income	(5,669)	-2.9%	1,064	0.6%	(6,733)
Net loss	(9,014)	-4.6%	(10,309)	-5.6%	1,295
Per share information					–
Net loss—basic	$(0.25)		$(0.29)		$0.04
Net loss—diluted	(0.25)		(0.29)		0.04
EBITDA(1)	$6,227	3.2%	$4,198	2.3%	$2,029
Consolidated EBITDA(1)	$6,176	3.2%	$12,179	6.6%	$(6,003)

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

3

	Three Months Ended June 30,
(dollars in thousands)	2011	2010
Net loss	$(9,014)	$(10,309)
Adjustments:
Interest expense	7,377	7,729
Income taxes benefit	(3,610)	(2,013)
Depreciation	9,596	8,203
Amortization of intangible assets	1,878	588
EBITDA	$6,227	$4,198
Adjustments:
Realized and unrealized (gain) loss on derivative financial instruments	(337)	3,008
Loss on disposal of property, plant and equipment	398	(4)
Stock-based compensation expense	485	410
Equity in (earnings) loss of unconsolidated joint venture	(597)	243
Loss on debt extinguishment	–	4,324
Consolidated EBITDA	$6,176	$12,179

ANALYSIS OF CONSOLIDATED RESULTS

Revenue

For the three months ended June 30, 2011, revenues were $194.0 million, $10.4 million higher than in the same period last year. The growth reflects higher Piling revenues resulting from a resurgence of activity in the Canadian commercial and industrial construction markets, despite project start-up and schedule delays caused by higher than normal precipitation levels across Canada. Heavy Construction and Mining revenues were comparable to last year despite a series of wildfires in the Fort McMurray region that caused the evacuation of the Shell and Canadian Natural mine sites for two and three week periods, respectively. In addition, following the wildfire, Canadian Natural, as expected, suspended overburden removal activity until January 2, 2012 due to the cessation of their operations as a result of the January 2011 plant fire.

Gross profit

For the three months ended June 30, 2011, gross profit was $6.6 million, a decrease of $9.0 million compared to the same period last year. As a percentage of revenue, gross profit margin dropped to 3.4% compared to 8.5% for the three months ended June 30, 2010. Gross margins in the current period reflect the negative impact of the adverse weather conditions and wildfires on volumes and productivity, coupled with high equipment costs as a result of first-quarter equipment maintenance activities. Equipment costs in the current period reflects the use of rental equipment due to the high demand for smaller equipment supporting increased project development and summer muskeg work. Heavy Construction and Mining segment margins were further impacted by overburden removal activity performed for Canadian Natural at zero margin during the period.

Project costs represented 48.9% of revenue for the three months ended June 30, 2011, compared to 42.1% for the same period last year, an increase that is partly attributable to increased project development activity in the Oil Sands and increased labour and material intensive work in the commercial and industrial construction sector. Equipment costs represented 32.3% of revenue during the three months ended June 30, 2011, compared to 35.4% in the same period last year. This reduction reflects a decrease in equipment-intensive recurring services activity, partially offset by increased maintenance activity during the lower volume period and the increased use of rental equipment as discussed above.

Equipment operating lease expense was $20.4 million during the three months ended June 30, 2011 compared to $17.5 million in the same period last year reflecting an increase in the leased equipment fleet.

Operating (loss) income

For the three months ended June 30, 2011, we recorded an operating loss of $5.7 million, compared to operating income of $1.1 million or 0.6% of revenue during the three months ended June 30, 2010. General and administrative (G&A) expense of $10.6 million for the three months ended June 30, 2011 was $3.1 million lower than in the three months ended June 30, 2010, which reflects a reduction in stock-based compensation expense as a result of a decrease in our share price.

Net loss

For the three months ended June 30, 2011, we recorded a net loss of $9.0 million (basic loss per share of $0.25), compared to a net loss of $10.3 million (basic loss per share of $0.29) for the three months ended June 30, 2010. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in a certain long term supplier contract and a long term customer contract. Excluding the non-cash items, net loss would have been $9.3 million (basic loss per share of $0.26) for the three months ended June 30, 2011.

4

NAEP

The non-cash items affecting results for the same period last year included a loss related to the write-off of deferred financing costs on the extinguishment of our 8 3/4% senior notes and a loss relating to embedded derivatives in long-term supplier contracts. These items were partially offset by a realized foreign exchange gain resulting from the extinguishment of our 8 3/4% senior notes and a gain relating to embedded derivatives in a long-term customer contract. Excluding the above items, net loss for the three months ended June 30, 2010 would have been $4.1 million (basic loss per share of $0.11).

SEGMENT RESULTS

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Segment revenue	$163,391	$163,609	$(218)
Segment profit	$21,781	$22,247	$(466)
Segment margin	13.3%	13.6%

For the three months ended June 30, 2011, the Heavy Construction and Mining segment reported revenue of $163.4 million, comparable to the $163.6 million in the same period last year. An otherwise strong start to the period was interrupted by wildfires in the Fort McMurray area which caused the evacuation of all personnel from Shell’s2 Jackpine and Muskeg River Mine (MRM) sites for two weeks while personnel from Canadian Natural’s Horizon site had to evacuate for three weeks. Subsequent to the wildfire evacuation at the Horizon site, Canadian Natural notified us that we were to suspend our activity under the long-term overburden removal contract until January 2, 2012 while they repair and restart their plant, which was damaged by a plant fire earlier in the year.

Activity in the current period included heavy civil construction work at Shell’s Jackpine site in support of Shell’s new Atmospheric Fines Drying tailings technology and a high volume of summer muskeg removal activity. The increase in heavy civil construction work offset lower mine services activity at both Shell’s Jackpine and MRM sites.

Increased activity at Suncor’s3 Base Mine, compared to the previous year, resulted from the client issuing work authorizations for reclamation and heavy civil construction work to get critical work completed. The start-up on additional work that was anticipated for this site was impacted by the delayed signing of our recently announced five-year contract with this customer, which was not executed until July 13, 2011. Also included in segment revenue for the current three months was increased mining services and overburden removal activity at Syncrude4, which helped offset the reduction in overburden removal activity under our long-term contract with Canadian Natural, where we performed $32.6 million of overburden removal, compared to $51.7 million for the same period last year. Significant light civil construction work at Harvest’s5 Blackgold SAGD site also contributed to the overall increase in revenue during the current year.¿

For the three months ended June 30, 2011, Heavy Construction and Mining segment margin decreased slightly from 13.6% of revenue to 13.3% of revenue compared to the same period last year. While the segment experienced a reduction of high margin recurring services activity, increased volumes of heavy civil construction work at similar margins across multiple sites mitigated the impact. As discussed in the “Explanatory Notes - Significant Business Event” section of this MD&A, revenue related to the Canadian Natural overburden removal contract is being recorded at zero margin. Excluding revenue and profit from the Canadian Natural overburden contract from both periods, Heavy Construction and Mining segment margin would have been 16.7% of revenue for the three months ended June 30, 2011, which is comparable to the previous year margin, adjusted to exclude the effect of the long-term overburden removal contract activity.

[2]	Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).
[3]	Suncor Energy Inc. (Suncor).
[4]	Syncrude Canada Ltd. (Syncrude) – operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
[5]	Harvest Operations Corp. (Harvest), a wholly owned subsidiary of Korea National Oil Corporation, is the sole owner and operator of the BlackGold Oilsands Project located in Northern Alberta.
¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

5

Piling

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Segment revenue	$31,534	$19,146	$12,388
Segment profit	$2,589	$1,394	$1,195
Segment margin	8.2%	7.3%

For the three months ended June 30, 2011, Piling segment revenue was $31.5 million, up $12.4 million compared to the three months ended June 30, 2010. This improvement in segment revenue was achieved despite the negative impact of higher precipitation levels across Canada, which delayed the start-up on new projects and impacted the production schedules for projects already started. The increase in the current year Piling segment’s revenue reflects the continued resurgence of activity in the commercial and industrial construction markets and an increase in project development activity on oil sands projects. Significant increases in shoring activity in Ontario and driven pile activity in Vancouver was partially offset by a reduction in drilled pile activity in Calgary and Regina. Revenue for the current three months included $6.8 million of tank services and screw piling activity from Cyntech6, acquired in November 2010.

For the three months ended June 30, 2011, the Piling segment margin represented 8.2% of revenue, compared to 7.3% of revenue for the three months ended June 30, 2010. While obviously affecting revenue, the greater impact from the bad weather comes in the form of margin impact resulting from reduced productivity caused by the intermittent activity. Cyntech contributed $1.5 million to current segment profit.

Pipeline

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Segment revenue	$(902)	$839	$(1,741)
Segment loss	$(1,948)	$(723)	$(1,225)

For the three months ended June 30, 2011, the Pipeline segment reported negative revenue of $0.9 million. The negative revenue was the result of a change in estimated future costs to close out two fixed price projects, one in Northern British Columbia and one in Southern British Columbia. The increase in estimated future costs reduced the percent complete calculation on each project, resulting in a reduction in the amount of revenue earned for these projects. Future revenue will be recognized as the work is completed. The Pipeline segment remains active in the Oil Sands with a small volume of work supporting tailings pond development.

The Pipeline segment recorded a loss of $1.9 million for the three months ended June 30, 2011, reflecting an increase in the estimated cost to complete spring clean-up and warranty work due to adverse weather conditions as well as an increase in the estimated loss regarding the completion of a large diameter pipe project in Southern British Columbia. The segment loss of $0.7 million for the three months ended June 30, 2010 was the result of fixed project costs incurred during a temporary shutdown of work on a contract in Northern British Columbia.

NON-OPERATING INCOME AND EXPENSE

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Interest expense
Long term debt
Interest on 8 3/4% senior notes and swaps	$–	$1,147	$(1,147)
Interest on Series 1 Debentures	5,133	4,734	399
Interest on credit facilities	1,462	1,057	405
Interest on capital lease obligations	138	208	(70)
Amortization of deferred financing costs	433	526	(93)
Interest on long term debt	$7,166	$7,672	$(506)
Other interest	211	57	154
Total interest expense	$7,377	$7,729	$(352)
Foreign exchange gain	(85)	(1,697)	1,612
Realized and unrealized (gain) loss on derivative financial instruments	(337)	3,008	(3,345)
Loss on debt extinguishment	–	4,346	(4,346)
Income taxes benefit	(3,610)	(2,013)	(1,597)

[6]	We acquired the assets of Cyntech Corporation, a private Alberta-based company and Cyntech Anchor Systems LLC, its US based subsidiary, (collectively Cyntech) as at November 1, 2010. To facilitate the acquisition of Cyntech’s assets, we established two Canadian subsidiaries, namely Cyntech Canada Inc. and Cyntech Services Inc.; and one US subsidiary, Cyntech U.S. Inc.

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NAEP

Interest expense

Total interest expense decreased $0.4 million in the three months ended June 30, 2011 compared to the prior year. In April 2010, we closed a private placement of 9.125% Series 1 Debentures (Series 1 Debentures). On April 28, 2010, we redeemed and cancelled all outstanding 8 3/4% senior notes. On April 8, 2010, we also terminated the cross-currency and interest rate swaps used to hedge interest rate and currency exposure on the US dollar denominated 8 3/4% senior notes. The interest expense of $1.1 million on our 8 3/4% senior notes in the prior year reflects interest costs to the redemption date. The interest expense of $4.7 million on our Series 1 Debentures for the three months ended June 30, 2010 reflects interest for the partial period that followed the issuance of the Series 1 Debentures on April 7, 2010. The senior notes redemption and associated swap agreement terminations eliminated the cost of hedging the foreign currency risk on the 8 3/4% senior notes, which was reflected as a portion of “Realized and unrealized (gain) loss on derivative financial instruments”. A more detailed discussion on the restructuring of our long-term debt can be found under “Liquidity and Capital Resources”.

On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and to add borrowing capacity of up to $50.0 million through a second term facility within the credit agreement. The new credit facilities provide for a Revolving Facility, as defined in the credit agreement (the Revolving Facility) and two term facilities, the Term A Facility and Term B Facility, as defined in the credit agreement (the Term Facilities) and letters of credits. The credit facilities mature on April 30, 2013.

At June 30, 2011, we had $73.9 million outstanding in total under the Term Facilities and the Revolving Facility, compared to $72.0 million in total was outstanding under these credit facilities as at March 31, 2011. Interest expense for the credit facilities was $1.5 million for the three months ended June 30, 2011, reflecting the cost of the higher amounts borrowed under the credit facilities.

Foreign exchange gain

The foreign exchange gains recognized in the three months ended June 30, 2011 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchase of parts inventory. The increase in the value of the Canadian dollar, from 0.9846 CAN/US at March 31, 2010 to 0.9874 CAN/US at April 28, 2010 when the 8 3/4% senior notes were redeemed, resulted in a realized foreign exchange gain for the period. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

Realized and unrealized (gain) loss on derivative financial instruments

For the three months ended June 30, 2011, the realized and unrealized (gain) loss on derivative financial instruments reflects changes in the value of embedded derivatives in a long-term customer contract and in supplier maintenance agreements. For the same period last year, it also included changes in the fair value of derivatives embedded in our previously held US dollar denominated 8 3/4% senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for those senior notes. The realized and unrealized gains and losses on these derivative financial instruments, for the three months ended June 30, 2011 and 2010, respectively, are detailed in the table below:

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Swap liability loss	$–	$1,783	$(1,783)
Supplier contracts embedded derivatives (gain) loss	(82)	1,647	(1,729)
Customer contract embedded derivative gain	(255)	(750)	495
Swap interest payment	–	328	(328)
Total	$(337)	$3,008	$(3,345)

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US Producers Price Index (US-PPI) for Mining Machinery and Equipment change. The accounting treatment regarding these derivatives has no impact on operations, Consolidated EBITDA or how we evaluate our performance.

The swap liability loss reflects the changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for our previously held US dollar denominated 8  3/4% senior notes. Changes in the fair value of these swaps generally had an offsetting effect to changes in the value of our previously held 8  3/4% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US dollar exchange rate. However, the valuations of the derivative financial instruments were also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occurred in June and December of each applicable year until termination of the swap agreements on April 8, 2010.

7

With respect to the supplier contracts, the fair value of the embedded derivative related to long-term supplier contracts decreased during the three months ended June 30, 2011, as a result of the strengthening of the Canadian dollar against the US dollar and the effect of the shutdown notification issued by Canadian Natural on our long-term overburden removal contract. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the US-PPI for Mining Machinery and Equipment from the original contract amount.

With respect to the long-term customer contract, there is a provision that requires an adjustment to customer billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues, but does not consider the impact on costs as a result of fluctuations in these measures.

The measurement of swap interest payment for the three months ended June 30, 2010 reflects the realized loss on our previously held interest rate swaps.

Income tax benefit

For the three months ended June 30, 2011, we recorded a current income tax expense of $0.2 million and a deferred income tax benefit of $3.8 million for a total income tax benefit of $3.6 million. This compares to a combined income tax benefit of $2.0 million for the same period last year. Income tax benefit as a percentage of income before income taxes for the three months ended June 30, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, the effect of permanent differences, the effect of changes in enacted tax rates and the Alberta Finance and Enterprise audit adjustments from 2007 and 2008. Income tax benefit as a percentage of income before income taxes for the three months ended June 30, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates and the realization of capital loss on the extinguishment of the 8 3/4% senior notes and the cross-currency swap.

BACKLOG

Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three months ended June 30, 2011, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $81.3 million compared to $81.9 million for the same period in the prior year.

Our estimated backlog by segment and contract type as at June 30, 2011, March 31, 2011 and June 30, 2010 was:

(dollars in thousands)	June 30, 2011	March 31, 2011	June 30, 2010
By Segment
Heavy Construction and Mining	$558,302	$568,717	$807,111
Piling	30,316	12,558	16,579
Pipeline	74,442	1,427	40,989
Total	$663,060	$582,702	$864,679
By Contract Type
Unit-Price	$635,445	$567,062	$796,670
Lump-Sum	21,780	11,861	63,383
Time-and-Material, Cost-Plus	5,835	3,779	4,626
Total	$663,060	$582,702	$864,679

The Pipeline project backlog at June 30, 2011 includes $72.3 million of defined scope related to the two new pipeline contracts secured in June 2011 with a combined value of $92.5 million.

The long-term overburden removal contract with Canadian Natural represented approximately $507.0 million of the June 30, 2011 backlog compared to $539.4 million reported for the year ended March 31, 2011 and $768.8 million reported for the three months ended June 30, 2010.

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We expect that approximately $242.0 million of total backlog will be performed and realized in the twelve months ending June 30, 2012.¿

CLAIMS AND CHANGE ORDERS

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three months ended June 30, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had $0.7 million in claims revenue recognized to the extent of additional costs incurred and the Piling segment had $1.0 million in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including the capital project-based nature of our project development revenue, seasonal weather and ground conditions, capital spending decisions by our customers on large oil sands projects, the timing of equipment maintenance and repairs, claims and change-orders and the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

	Three Month Period Ended
(dollars in millions, except per share amounts)	June 30, 2011	March 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009
	Fiscal 2012				Fiscal 2011	Fiscal 2010
Revenue	$194.0	$174.5	$265.1	$234.9	$183.6	$220.6	$221.2	$170.7
Gross profit (loss)	6.6	(17.4)	30.8	29.1	15.6	32.7	47.6	33.8
Operating (loss) income	(5.7)	(35.5)	11.3	12.3	1.1	13.1	31.3	18.9
Net (loss) income	(9.0)	(30.5)	3.7	2.4	(10.3)	(0.9)	14.9	4.3
Net (loss) income per share—basic	$(0.25)	$(0.84)	$0.10	$0.07	$(0.29)	$(0.03)	$0.41	$0.12
Net (loss) income per share—diluted	$(0.25)	$(0.84)	$0.10	$0.06	$(0.29)	$(0.03)	$0.41	$0.12

•	Each individual three month period’s reported results in the above table have been prepared in accordance with US GAAP.

•

Income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost thaws and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and it has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are most favourable in our

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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operating regions. As a result, full-year results are not likely to be a direct multiple or combination of a quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, in the past two fiscal years, Pipeline segment revenues were as low as ($0.9) million in the three months ended June 30, 2011 and as high as $42.2 million for the three months ended December 31, 2010.

Changes in demand under our master services agreements can influence quarterly results. For example, increased demand for mine services during the commissioning of Shell’s Jackpine mine positively affected fiscal 2010 results but demand subsequently declined in fiscal 2011 as Shell commissioned the Jackpine mine and concurrently undertook related integration activities at the MRM site.

The Heavy Construction and Mining segment experienced a revenue writedown on the overburden removal contract with Canadian Natural which negatively affected results for the three months ended March 31, 2011.

Profitability also varies from quarter-to-quarter as a result of claims and change-orders. Claims and change-orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin, reflecting the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. Where activity decreases, these same fixed costs become spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as a function of fixed interest expense.

We also experienced net income variability in all periods up to the three months ended June 30, 2010 due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and our previously held US dollar denominated 8 3/4% senior notes, which were primarily driven by changes in the Canadian/US dollar exchange rate. The 8 3/4% senior notes were redeemed on April 28, 2010 and the associated cross-currency and interest rate swaps were terminated on April 8, 2010.

SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	June 30, 2011	March 31, 2011	Change
Cash	$958	$722	$236
Current assets (excluding cash)	233,043	250,642	(17,599)
Current liabilities	(160,713)	(165,819)	5,106
Net working capital	$73,288	$85,545	$(12,257)
Intangible assets	15,085	16,161	(1,076)
Property, plant and equipment	318,930	321,864	(2,934)
Total assets	661,128	682,957	(21,829)
Capital lease obligations (including current portion)	(7,963)	(8,693)	730
Total long term financial liabilities ‡	(318,430)	(324,382)	5,952

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At June 30, 2011, net working capital (current assets minus current liabilities) was $73.3 million, down $12.3 million from March 31, 2011.

The cash balance at June 30, 2011 was comparable to March 31, 2011, reflecting the scheduled Series 1 Debentures coupon payment and principal repayment on our Term Facilities along with the purchase of equipment and intangible assets and a decrease in non-cash working capital. As at June 30, 2011, we had borrowings of $7.9 million under our Revolving Facility.

Current assets excluding cash, decreased $17.6 million between March 31, 2011 and June 30, 2011, reflecting a $38.7 million decrease in trade receivables and holdbacks as we received payment for billed work on a Pipeline job and for overburden removal work completed prior to the suspension of work by Canadian Natural, a $14.5 million increase in unbilled revenue as a result of delays in securing payment certificates on certain projects in our Heavy Construction and Mining and Piling segments, a $3.3 million increase in tire and materials inventory and a $3.2 million increase in prepaid expenses for annual insurance premiums. For a complete discussion on the definition of holdbacks please refer to the “Resources and Systems—Effect of working capital fluctuations on cash” section of this MD&A.

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Current liabilities decreased by $5.1 million between March 31, 2011 and June 30, 2011, reflecting a $5.8 million decrease in accrued liabilities, a $1.0 million decrease in billing in excess of costs and a $2.3 million decrease in deferred tax liabilities during the three months ended June 30, 2011 offset by a $4.4 million increase in accounts payable. Equipment purchases included in accounts payable increased by $5.0 million as of June 30, 2011.

Property, plant and equipment net book value for the three months ended June 30, 2011 decreased $2.9 million compared to March 31, 2011. This reflects the equipment purchase of $6.7 million and new capital leases addition of $0.4 million during the current period offset by equipment disposal of $0.4 million (net book value) and depreciation of $9.6 million.

Intangible assets for the three months ended June 30, 2011 decreased $1.1 million compared to March 31, 2011. This reflects the additions to intangible assets of $0.8 million and amortization of intangible assets of $1.9 million.

Total long-term financial liabilities decreased by $6.0 million between March 31, 2011 and June 30, 2011 as a result of the lower share price impact on the value of stock-based compensation liabilities.

SUMMARY OF CONSOLIDATED CAPITAL ASSET AND OPERATING LEASE ADDITIONS

We acquire our property, plant and equipment (PP&E) in three ways: capital expenditures, capital leases and operating leases. We acquire our intangible assets by way of capital expenditure. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase. Expenditures on capital leases are not classified as capital expenditures although the terms of our credit agreement restrict capital lease expenditures to a maximum amount of $30.0 million outstanding at any point in time. Expenditures on operating leases are not considered capital expenditures and are not restricted under the terms of our credit agreement.

We define our capital requirements as either:

•	sustaining capital additions—those that are needed to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement; or
•	growth capital additions—those that are needed to perform larger or a greater number of projects.

A summary of capital and operating lease additions7 by nature and by period is shown in the table below:

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
PP&E – Capital expenditures
Sustaining	$2,893	$2,770	$123
Growth	3,813	3,248	565
Total	6,706	6,018	688
PP&E – Capital lease additions
Sustaining	–	–	–
Growth	386	48	338
Total	386	48	338
PP&E – Operating lease additions
Sustaining	6,288	3,379	2,909
Growth	5,735	1,559	4,176
Total	12,023	4,938	7,085
Intangible asset – Capital expenditures
Sustaining	132	63	69
Growth	670	508	162
Total	802	571	231
Total sustaining capital additions	9,313	6,212	3,101
Total growth capital additions	10,604	5,363	5,241

The changes in sustaining capital additions for the three months ended June 30, 2011, compared to the same period last year reflects the timing of securing operating leases for equipment to support project development activity.

The increase in growth capital additions for the three months ended June 30, 2011 compared to the same period last year reflects the timing of securing equipment to support project development activity.

[7]	Operating lease additions are valued at the cost of the equipment at the time of the lease inception.

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SUMMARY OF CONSOLIDATED CASH FLOWS

	Three Months Ended June 30,
(dollars in thousands)	2011	2010	Change
Cash provided by operating activities	$1,980	$15,804	$(13,824)
Cash used in investing activities	(2,508)	(9,838)	7,330
Cash provided by (used in) financing activities	775	(30,103)	30,878
Net increase (decrease) in cash and cash equivalents	$247	$(24,137)	$24,384

Operating activities

Cash provided by operating activities for the three months ended June 30, 2011 was $2.0 million, compared to $15.8 million for the three months ended June 30, 2010. The lower cash flow in the current period is primarily a result of lower gross profit partially offset by decreased non-cash net working capital.

Investing activities

Cash used in investing activities for the three months ended June 30, 2011 was $2.5 million, compared to $9.8 million for the same period a year ago. Investing activities this current period included an outflow of $1.7 million for the purchase of property, plant and equipment ($5.0 million of the total PP&E capital expenditures of $6.7 million still have invoices outstanding in accounts payable, deferring the cash outflow to a future period) and an outflow of $0.8 million for the purchase of intangible assets. Cash used in investing activities for the three months ended June 30, 2010 included capital and intangible asset expenditures of $9.4 million, less proceeds from asset dispositions of $0.1 million.

Financing activities

Cash provided by financing activities during the three month period ended June 30, 2011 was $0.8 million as a result of an increase in the Revolving Facility of $4.4 million, a scheduled $2.5 million principal repayment on our Term Facilities and a $1.1 million repayment of capital lease obligations. Cash used in financing activities for the three month period ended June 30, 2010 was $30.1 million, primarily a result of the debt refinancing and swap cancellation activities, which included $7.7 million of financing costs for the fourth amended and restated credit agreement and the Series 1 Debentures. Additional activity included scheduled principal repayments on our Term Facilities of $2.5 million and the $1.4 million repayment of capital lease obligations.

C. OUTL OOK

We anticipate that work volumes and margins will begin to strengthen in the latter part of the second quarter and likely remain strong through the balance of the year.¿

In our Heavy Construction and Mining segment, the suspension of activity at Canadian Natural is expected to be partially offset by the ramp up of higher-margin activity under our new multi-year contracts for mining services and heavy civil construction with Syncrude, Suncor and Shell. At Syncrude, we were recently awarded the preliminary work on the foundation for a major mine train relocation at this customer’s Base Plant site. At Suncor, in addition to civil works already underway, mining services activity is expected to begin ramping up with the recent signing of a new five-year contract. At Shell, we expect to continue executing on several large tailings-related civil construction projects. Although we anticipate volumes to grow during the year under our new contracts, the timing of this work is dependent on our clients as they work through the completion of engineering and design for their mine plans prior to issuing the awards. ¿

We also continue to build on our Tailing and Environmental Construction business with new projects on multiple oil sands sites that will utilize specialized tailings equipment such as dredging equipment, tailings dozers, bitumen skimmers, hoverbarges and an amphirol (Mudmaster), used to dewater mature fine tailings. We intend to continue pursuing unique equipment and services to build and differentiate our full service Tailings and Environmental Construction offering. In the past year, this new division has performed work on every operating site in the oil sands. Although much of the industry is still in the experimental stages, we believe we have been recognized as a key supplier in this space and that this will be a key advantage to further expanding this business as the industry moves from testing to full scale operation.¿

Demand for our Piling services has been strong this year due to increased project development activity in the oil sands and an upsurge in commercial construction opportunities in Toronto and Calgary. Second and third quarter activity levels are expected to be strong as this division works through a large backlog of weather-delayed projects.¿

Pipeline activity is also expected to ramp up in the second and third quarters with work expected to commence on two new pipeline contracts in BC and Alberta. The two projects have combined anticipated value of $92.5 million, and the majority of work is expected to be completed by March 2012. The prospects for improved performance from the Pipeline segment have strengthened significantly as a result of both internal and external factors. Internally, we have restructured the management

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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team and improved our project controls, while externally, we have seen our customers shift focus to a longer-term view and a focus on value and quality driven by the increasing need for environmental and safety excellence. We believe these changes have improved this segment, positioning it to become a steady contributor to our business. As a result, our outlook for the balance of the year and beyond are positive with a wide array of new pipeline projects coming to market and our intention to expand into the pipeline maintenance business.¿

Overall, provided the weather cooperates, we anticipate improving our financial performance through the remainder of the year as work under our new contracts commences and volumes recover.¿

D. LEGAL AND LABOUR MATTERS

LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS

Please see “Laws and Regulations and Environmental Matters – Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

EMPLOYEES AND LABOUR RELATIONS

As at June 30, 2011, we had over 600 salaried employees and approximately 2,350 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 3,000 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 2,000 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all-sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. The provincial collective agreement between the International Union of Operating Engineers (IUOE) Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expired February 28, 2011 and the Association is currently in negotiations with the Operating Engineers for the renewal of this Agreement. NACG has a representative on the ARBHCA bargaining committee. Management expects that a settlement will be reached without disruption. The collective agreement between North American Maintenance Ltd. and IUOE Local 955 was renegotiated successfully in the first quarter of FY2012 and as of June 30, 2011 was pending ratification by the union’s membership. The union’s bargaining committee unanimously recommended the settlement to employees and so it is expected that this agreement will be ratified. We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.¿

E. RESOURCES AND SYSTEMS

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at June 30, 2011, there were 36,249,086 voting Common Shares outstanding (36,242,526 as at March 31, 2011). We had no non-voting Common Shares outstanding on any of the foregoing dates.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, since this can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced since it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (44%), leased (47%) and rented equipment (9%). Approximately 32% of our leased fleet value is specific to the long-term overburden removal contract with Canadian Natural. The change in our equipment mix compared to previous periods is a result of an increasing demand for certain types of rental equipment to

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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support project development and summer muskeg activity along with the conversion of certain pieces of rental equipment to operating leases to meet specific volume demands. Our equipment ownership strategy is designed to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.¿

We require between $30 million and $60 million annually for sustaining capital expenditures and our total capital requirements typically range from $75 million to $150 million depending on our growth capital requirements. With the renewed commitment to Canadian Oil Sands development by the Oil Sands producers, we are continuing to assess our growth capital needs for the current fiscal year. Our preliminary estimate is that our capital needs for the current fiscal year will be approximately $70 million to $100 million.¿

We typically finance approximately 30% to 50% of our total capital requirements through our operating and capital lease facilities and the remainder from cash flow from operations. We anticipate having sufficient cash flow from operations and lease capacity to meet our capital requirements in fiscal year 2012. ¿

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. As of June 30, 2011, there were outstanding borrowings of $7.9 million and issued and undrawn letters of credit of $16.6 million under the $85.0 million Revolving Facility and outstanding borrowings of $65.9 million ($68.4 million at March 31, 2011) under the Term Facilities.

As at June 30, 2011, we had $16.3 million in trade receivables that were more than 30 days past due compared to $10.1 million as at March 31, 2011. We continue to monitor the credit worthiness of our customers and to provide for any risk in collection or potential writedown of our trade receivable through an allowance for doubtful accounts. We have no provision for an allowance for doubtful accounts related to our trade receivables at June 30, 2011 ($nil at March 31, 2011). To date our exposure to potential writedowns in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling segment.

As of June 30, 2011, an amount of $79.8 million (March 31, 2011—$72.0 million) is recognized within unbilled revenue relating to a single long-term overburden removal contract with Canadian Natural, whereby the normal operating cycle for this project is greater than one year. Long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete, therefore, potentially impacting revenue recognition in future periods As described in “Critical Accounting Estimates – Revenue Recognition Policy” in our annual MD&A for the year ended March 31, 2011, estimated revenue within unbilled revenue is subject to uncertainty concerning ultimate realization.

Effect of working capital fluctuations on cash

The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at June 30, 2011, holdbacks totaled $12.8 million, up from $12.0 million as at March 31, 2011. Holdbacks represented 14.2% of our total accounts receivable as at June 30, 2011 (9.4% as at March 31, 2011).

Cash requirements

As at June 30, 2011, our cash balance of $1.0 million was $0.2 million higher than our cash balance at March 31, 2011. We anticipate that we will have enough cash from operations to fund our expenses for fiscal 2012. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.¿

Credit facilities

Our fourth amended and restated credit agreement provides credit facilities in the form of Term Facilities and a Revolving Facility, under which letters of credit may also be issued. The credit facilities mature on April 30, 2013.

Advances under the Revolving Facility may be repaid from time to time at our option. The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, we must make annual principal repayments within 120 days of the end of our fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million. Based

¿

This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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on the calculation of Consolidated Excess Cash Flow for the fiscal year ended March 31, 2011, we will not be required to make an additional principal repayment in July 2011 related to the 2011 fiscal year.

For a full discussion on our credit agreement and the credit facilities please see “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2011.

Letters of credit

One of our major contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at June 30, 2011, we had $10.0 million in letters of credit outstanding in connection with this contract (we had $16.6 million in letters of credit outstanding in total for all customers as of June 30, 2011). Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract.

Borrowing activity under the Revolving Facility

During the three months ended June 30, 2011, we used our Revolving Facility to finance our working capital requirements. At June 30, 2011, we had $7.9 million of borrowings outstanding on our Revolving Facility. For the three months ended June 30, 2011, the average amount of outstanding borrowing on the Revolving Facility was $16.0 million with a weighted average interest rate of 6.5%. The average amount of our borrowing on the Revolving Facility is calculated based on the average of the outstanding balances in the three month periods. The maximum end of month balance for any single month during the three months ended June 30, 2011 was $20.0 million.

As of June 30, 2011, we had issued $16.6 million ($12.3 million at March 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. As at June 30, 2011, our unused borrowing availability under the Revolving Facility was $60.5 million ($69.2 million at March 31, 2011).

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (the “Series 1 Debentures”) for gross proceeds of $225.0 million which mature on April 7, 2017. The Series 1 Debentures were rated B+ by Standard & Poor’s and B3 by Moody’s (see “Debt Ratings”).

For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2011.

CAPITAL COMMITMENTS

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of June 30, 2011.

	Payments due by fiscal year
(dollars in thousands)	Total	2012	2013	2014	2015	2016 and after
Series 1 Debentures	$225,000	$ —	$ —	$ —	$ —	$225,000
Term facilities	65,946	7,500	10,000	48,446	—	—
Revolving facility	7,947	—	—	7,947
Capital leases (including interest)	8,092	4,017	3,046	599	305	125
Equipment and building operating leases	179,533	54,170	54,488	41,075	22,628	7,172
Supplier contracts	48,207	11,248	14,997	19,489	2,473	—
Total contractual obligations	$534,725	$76,935	$82,531	$117,556	$25,406	$232,297

Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

DEBT RATINGS

On May 25, 2011, following the announcement that we would take a revenue writedown on the long-term overburden removal contract with Canadian Natural, Standard & Poor’s Ratings Services (S&P) affirmed our ‘B+’ long-term corporate credit rating and affirmed the senior unsecured debt rating of ‘B+’ and recovery rating of ‘3’ on our Series 1 Debentures. However, S&P did revise its outlook on our corporate rating to ‘Negative’ from ‘Stable’.

Moody’s Investor Services, Inc. (Moody’s) affirmed both our Corporate Rating (B2) and our Series 1 Debentures Rating (B3) on July 19, 2011. Moody’s also affirmed its outlook on our corporate rating as ‘Stable’.

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Our credit ratings from these two agencies are as follows:

Category	Standard & Poor’s	Moody’s
Corporate Rating	B+ (‘negative’ outlook)	B2 (‘stable’ outlook)
Series 1 Debentures	B+ (recovery rating of “3”)	B3 (LGD# rating of “5”)

#	Loss Given Default

A change in our credit ratings, particularly the rating issued by S&P, will affect the interest rate payable on borrowings under our credit agreement. Additionally, counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from each respective rating organization’s website as outlined below.8

Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “3” for the Series 1 Debentures indicates an expectation for an average of 50% to 70% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered.

Moody’s

Obligations rated “B” are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from “Aaa” through “C”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

LGD assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (“POS”), Negative (“NEG”), Stable (“STA”) and Developing (“DEV”—contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed and Moody’s written research will describe any differences and provide the rationale for these differences. A “RUR” (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, “NOO” (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

RELATED PARTIES

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively “our Sponsors”. We may receive consulting and advisory services provided by our Sponsors (principals or employees of such Sponsors are directors of our

[8]	This information is current as of this report and we undertake no obligation to provide investors with updated information.

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company) with respect to the organization of our companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for our Sponsors to provide such advisory and consulting services, we provide reports, financial data and other information to our Sponsors. This permits them to consult with and advise us on matters relating to our operations, company affairs and finances. In addition, this permits our Sponsors to visit and inspect any of our properties and facilities.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of June 30, 2011, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

As of June 30, 2011, we assessed the effectiveness of our internal control over financial reporting. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of June 30, 2011, our internal control over financial reporting is effective.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the three months ended June 30, 2011.

RECENT ACCOUNTING PRONOUNCEMENTS

There have been no recent accounting pronouncements or changes in accounting pronouncements during the three month ended June 30, 2011, as compared to the recent accounting pronouncements described in our audited consolidated financial statements and notes that follow for the year ended March 31, 2011, that are of significance, or of potential significance to us.

ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRS. For us, this ASU is effective for the interim period beginning April 1, 2012. We believe the adoption of ASU 2011-04 will not have a material effect on our consolidated financial statements.¿

F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

FORWARD-LOOKING INFORMATION

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	We are hopeful that the working group will deliver recommendations by the target date of August 31, 2011 and we expect a resolution which would be implemented in late Fall 2011, both prospectively and retrospectively;

(b)	Until we are assured beyond a reasonable doubt that the escalation indices have been authorized by Canadian Natural, revenue on the long-term overburden removal contract with Canadian Natural will continue to be recognized only to the extent of costs incurred;

(c)	We expect that approximately $242.0 million of total backlog will be performed and realized in the 12 months ending June 30, 2012;

(d)	We anticipate that work volumes will begin to strengthen in the second quarter and likely remain strong through the balance of the year;

(e)	The recent awards and new activity expected under our new long-term master service agreements are expected to partially offset the suspension of overburden removal activity at Canadian Natural over the coming quarters;

(f)	We believe our Tailings and Environmental Construction offering has given us recognition as a key supplier in this space and that this will be a key advantage to further expanding this business as the industry moves from testing to full scale operation of tailings pond solutions;

(g)	In the Piling division, second and third quarter activity levels are expected to be strong as a large backlog of weather-delayed projects get underway;

(h)	Pipeline activity is expected to ramp up in the second and third quarters as work is expected to commence on two new pipeline contracts in BC and Alberta, which have a combined anticipated value of $92.5 million;

(i)	The majority of the work on the two new pipeline contracts in BC and Alberta is expected to be completed by March 2012;

(j)	Prospects for the balance of the year and beyond remain positive with a wide array of new pipeline projects coming to market;

(k)	Overall, we anticipate an improving financial performance by the end of the second quarter as new contracts commence and work volumes recover, followed by more sustained gains in the second half of the fiscal year;

(l)	Management expects that a settlement with respect to the labour matters will be reached without disruption;

(m)	Overall, we anticipate an improving financial performance over the remainder of the year as new contracts commence, work is awarded and work volumes recover;

(n)	Our preliminary estimate is that our capital needs for the current fiscal year will be approximately $70 million to $100 million;

(o)	We believe our cash flow from operations and capital lease facilities will be sufficient to meet our fiscal 2012 capital requirements and that any additional funding requirements would be satisfied by the funds available from our credit facilities; and

(p)	The belief that the adoption of ASU 2011-04 will not have a material effect on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below along with “Assumptions and “Business Risk Factors” discussed in our annual MD&A for the fiscal year ended March 31, 2011 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

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ASSUMPTIONS

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	The timely settlement of negotiations with Canadian Natural related to the escalation indices on the long-term overburden removal contract;

•	The demand for recurring services remaining strong;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	Our clients have accurately gauged the impact of the delays related to the Suncor and Canadian Natural plant fires;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	The mine projects in British Columbia will generally be approved;

•	Our ability to benefit from increased recurring services revenue and project development revenue tied to the operational activities of the oil sands;

•

Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•

Our success in executing our growth strategy, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At June 30, 2011, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

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At June 30, 2011, we held $73.9 million of floating rate debt pertaining to our Credit Facilities within our credit agreement (March 31, 2011 – $72.0 million). As at June 30, 2011, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.7 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at June 30, 2011.

G. GENERAL MATTERS

ADDITIONAL INFORMATION

Our corporate office is located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our corporate head office telephone and facsimile numbers are 403-767-4825 and 403-767-4849, respectively.

Additional information relating to us, including our Annual Information Form dated August 3, 2011, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

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FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE

I, Rodney J. Ruston, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer. 5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 3, 2011

/s/ Rodney J. Ruston
Chief Executive Officer

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 3, 2011

/s/ David Blackley
Chief Financial Officer